UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

15049803

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66645

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CND Financial Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7530 Circle Oak Dr.
(No. and Street)

Bulverde	Texas	78163
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

1842 FM 1566 W.	Celeste	Texas	75423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 3/14

OATH OR AFFIRMATION

I, Milton Collier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CND Financial Ltd., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JENNIFER L. COX
MY COMMISSION EXPIRES
September 25, 2018

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. *
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
CND Financial Ltd.

We have audited the accompanying statement of financial condition of CND Financial Ltd. (a Texas limited partnership) as of December 31, 2014, and the related statements of income, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of CND Financial Ltd.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CND Financial Ltd. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of CND Financial Ltd.'s financial statements. The supplemental information is the responsibility of CND Financial Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 16, 2015

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

CONTENTS

CND FINANCIAL LTD.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2014

ASSETS		
Cash	$	61,941
Commissions Receivable		312
Prepaid expenses		3,487
Property and equipment, net		1,917
TOTAL ASSETS	**$**	**67,657**
LIABILITIES AND PARTNERS' CAPITAL		
Accounts payable and accrued expenses	$	1,987
Partners' Capital		65,670
TOTAL LIABILITIES & PARTNERS' CAPITAL	**$**	**67,657**

The accompanying notes are an integral part of these financial statements.

CND FINANCIAL LTD.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues:		
Underwriting fees	$	349,759
Consulting fees		19,750
Total Revenues		369,509
Expenses:		
Communications		18,299
Compensation and related costs		238,237
Occupancy and equipment		23,780
Professional fees		19,493
Promotion		5,798
Regulatory Fees		17,757
Travel		3,007
Other expenses		3,398
Total Expenses		329,769
NET INCOME	**$**	**39,740**

The accompanying notes are an integral part of these financial statements.

CND FINANCIAL LTD.

STATEMENT OF CHANGES IN PARTNERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2014

	General Partner	Limited Partners	Total
Balance, December 31, 2013	$ 6,498	$ 164,682	$ 171,180
Partners' distributions		(145,250)	(145,250)
Net Income	397	39,343	39,740
Balance, December 31, 2014	**$ 6,895**	**$ 58,775**	**$ 65,670**

The accompanying notes are an integral part of these financial statements.

CND FINANCIAL LTD.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES:		
Net Income	$	39,740
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		1,700
Changes in assets and liabilities:		
Decrease in commissions receivable		30,645
Increase in prepaid expenses		(812)
Decrease in accounts payable and accrued expenses		(2,755)
Net Cash provided by operating activities		68,518
CASH FLOWS FROM FINANCING ACTIVITIES:		
Partners' distributions		(145,250)
Net decrease in cash		(76,732)
Cash at beginning of year		138,673
Cash at end of year	$	**61,941**

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

There was no cash paid during the period for interest or income taxes

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

CND Financial Ltd., (the Partnership) was organized in June 2004 as a Texas limited partnership. The Partnership provides best efforts underwriting and consulting services for churches throughout the United States. The Partnership is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Partnership operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Partnership does not hold customer funds or securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The general partner of the Partnership is CND Holdings LLC (General Partner). The General Partner has the authority to manage and control the business affairs of the Partnership.

The Partnership terminates on December 31, 2054, unless sooner terminated or extended as provided in the partnership agreement.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Substantially all of the Partnership's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated lives of three to seven years.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Partnership recognizes underwriting revenue in the period in which customer subscriptions to such offerings are funded, and upon the determination the minimum subscription requirements of such offerings are or will be achieved.

The Partnership recognizes consulting fees when the services are provided.

Leads, Marketing, and Promotion Costs

The Partnership expenses leads, marketing, and promotion costs as they are incurred.

Income Taxes

Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements. The Partnership is subject to the state income taxes.

As of December 31, 2014, open Federal tax years subject to examination include the tax years ended December 31, 2011 through December 31, 2013.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Partnership has a net capital of $59,954, which was $54,954 in excess of its net capital requirement of $5,000. The Partnership's net capital ratio was 0.03 to 1.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Office equipment	$18,705
Accumulated depreciation	(16,788)
	$ 1,917

Depreciation expense totaled $1,700 for year ended December 31, 2014, and is included in occupancy and equipment expense in the accompanying statement of income.

NOTE 4 – RELATED PARTY TRANSACTIONS / ECONOMIC DEPENDENCY / CONCENTRATION OF SERVICES

The Partnership leases back office software from a related company controlled by an officer of the Partnership. The agreement was for an original one year term and renews annually unless canceled by either party. The agreement calls for a base payment of $1,500 per month, with additional costs to be assessed for new users and custom programming. The related company at its own discretion may waive receipt of the payments due under the agreement. Amounts paid under this agreement totaled $20,695 for 2014.

One of the Partnership's registered securities representatives generated approximately 64% of the Company's revenue and was due and paid approximately 64% of the Company's commission expense for the year ended December 31, 2014. The two limited partners of the Partnership, generated the remaining 36% of the Partnership's commission expense for the year ended December 31, 2014. The Company is economically dependent upon the limited partners and other registered representative due to the concentration of services provided by them.

One of the limited partners provides office space to the Partnership at no cost to the Partnership.

NOTE 5 – CONTINGENCIES

There are currently no significant asserted claims or legal proceedings against the Partnership, however, the nature of the Partnership's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Partnership could have adverse impact on the financial condition, results of operations, or cash flows of the Partnership.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated the Partnership's events and transactions that occurred subsequent to December 31, 2014, through February 16, 2015, the date which the financial statements were available to be issued.

Schedule I

CND FINANCIAL LTD.
Supplemental Information Pursuant to Rule 15a-5
As of December 31, 2014

COMPUTATION OF NET CAPITAL		
Total partners' capital qualified for net capital	$	65,670
Deductions and/or charges:		
Non-allowable assets		
Commissions receivable		312
Prepaid expenses		3,487
Property and equipment, net		1,917
Total deductions and/or charages		5,716
Net Capital	$	59,954
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses		1,987
Total aggregate idebtedness	$	1,987
Computation of basic net capital requirement		
Minimum net capital rqeuired (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net Capital in excess of minimum requirement	$	54,954
Ratio of aggregate indebtedness to net capital		.03 to 1

See accompanying report of independent registered public accounting firm.

Schedule I (continued)

CND FINANCIAL LTD.
Supplemental Information Pursuant to Rule 15a-5
As of December 31, 2014

Reconciliation of Computation of Net Capital

The above computation does not materially differ from the computation of net capital under Rule 15c3-1 as of December 31, 2014 as filed by CND Financial, Ltd on Form X-17A-5. Accordingly, no reconciliation is deemend necessary.

Statement Regarding Changes in Liabilities subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Statement Regarding SIPC Supplemental Report

The Company is exempt from filing the SIPC Supplemental Report as net operating revenues are less than $500,000.

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
CND Financial Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CND Financial Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which CND Financial Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (the "exemption provisions") and (2) CND Financial Ltd. stated that CND Financial Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. CND Financial Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CND Financial Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 16, 2015

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

CND
FINANCIAL LTD

CND Financial LTD's Exemption Report

CND Financial LTD (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (K): (2) (i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

CND Financial LTD

I, Milton C. Collier, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
President

January 19, 2015

CORPORATE OFFICE 7350 CIRCLE OAK DR, P.O. BOX 203 BULVERDE, TEXAS 78163 830.438.5751 TEL 800.810.3355 TOLL